CLIFTON STAR RESOURCES INC.

NOTICE OF ANNUAL & EXTRA-ORDINARY GENERAL MEETING
OF SHAREHOLDERS

TAKE NOTICE that the Annual and Extra-Ordinary General Meeting of Clifton Star Resources Inc. (hereinafter called the “Company”) will be held at 3rd Floor - 510 Burrard Street, in the City of Vancouver, in the Province of British Columbia, on Monday, the 2901 day of December, A.D. 2008 at the hour of 10:30 o’clock in the forenoon (Vancouver time), for the following purposes:

(a)

To receive the Annual Report of the directors to the shareholders, the Financial Statements of the Company and the Auditors Report thereon;

(b)

To fix the number of directors at five (5);

(c)

To elect directors (either by single resolution or separate votes as the Meeting decides);

(d)

To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

(e)

As a special resolution, (1) to ratify and approve the exercise of any stock options granted in the previous year or as granted hereunder, (2) to authorize and approve the granting and exercise of stock options in the forthcoming year, subject to the approval by the TSX Venture Exchange, and (3) to authorize the directors to renegotiate or cancel any existing stock options;

(f)

As a special resolution, to approve the Stock Option Plan as described in the Information Circular dated December 29, 2008;

(g)

To ratify, confirm and approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company on its behalf since the last Annual General Meeting of the Company;

AND

To transact such further and other business as may properly come before the Meeting or any adjournments thereof.

Accompanying this Notice of Meeting is a Financial Statement, Information Circular and Proxy Instrument. Shareholders who are unable to attend the Meeting in person are requested to complete and to date and sign the enclosed form of Instrument of Proxy. If a shareholder desires to be represented at the Meeting by Proxy, the Instrument of Proxy duly completed must be deposited at Computershare Trust Company, 510 Burrard Street, Vancouver, B.C. V6C 3B9 not less than 48 hours before the time for the holding of the Meeting.

The directors of the Company have previously fixed and advertise November 25, 2008 as the record date for the determination of shareholders entitled to receive this Notice.

DATED at the City of Vancouver, Province of British Columbia, this 25th day of November, A.D. 2008.

 ON BEHALF OF THE BOARD OF DIRECTORS